UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release: Nortel Inversora S.A. announces the payment of provisional cash dividends
2.	Special Unconsolidated Financial Statements as of June 30, 2016

NORTEL INVERSORA S.A.

Announces the payment of provisional cash dividends

Nortel Inversora S.A. (“Nortel” or the “Company”) announces to its shareholders that at its meeting held on October 24, 2016, the Board of Directors decided, in accordance with Section 224, paragraph 2 of Law N° 19,550, to distribute as provisional cash dividends an amount of AR$ 540,000,000. Payment of the provisional cash dividends shall be made available on November 7, 2016, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed.

The following amounts will be distributed as provisional dividends:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate provisional dividend of AR$264,379,755.60, which amounts to AR$179.7945231918 for each Class B preferred share, representing 1797.945231918% of its par value ($10), and AR$8.9897261596 per ADR; and

b)	to the shares of common stock, an aggregate provisional dividend of AR$275,620,244.40, which amounts to AR$51.707234804 for each share of common stock, representing 517.07234804% of its par value ($10).

Pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the provisional dividend approved for the holders of “Class B” Preferred Shares represents 48.959214% of the provisional dividends referred to in paragraphs (a) and (b) of this notice, considered in the aggregate, while the provisional dividend approved for the holders of shares of common stock represents the remaining 51.040786%.

Payment to the holders of Class “B” Preferred Shares shall be made through Caja de Valores, at its domicile 25 de Mayo 362, Autonomous City of Buenos Aires, from 10am to 3pm.

Holders of American Depositary Receipts (ADRs) will receive their provisional dividends payment through JPMorgan Chase Bank N.A., Depositary of those ADRs, as from the applicable date pursuant to the laws governing the jurisdiction where the Company’s ADRs are listed.

María Blanco Salgado

Officer in Charge of Market Relations

NORTEL INVERSORA S.A.

SPECIAL UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016

SPECIAL UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

INDEX

Special unconsolidated financial statements
Special unconsolidated statements of financial position
Special unconsolidated statement of changes in equity
Notes to the special unconsolidated financial statements
Independent Auditor’s Report

SPECIAL UNCONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		June 30,	December 31,
ASSETS	Note	2016	2015
Current Assets
Cash and cash equivalents	4	50	67
Other receivables	4	733	10
Total current assets		783	77
Non-Current Assets
Other receivables	4	-	-
Investments	4	9,494	9,562
Total non-current assets		9,494	9,562
TOTAL ASSETS		10,277	9,639
LIABILITIES
Current Liabilities
Trade payables	4	2	1
Salaries and social security payables	4	1	1
Income tax payables	4	3	11
Other taxes payables	4	5	10
Other liabilities	4	5	8
Total current liabilities		16	31
Non-Current Liabilities
Deferred income tax liabilities	4	1	3
Total non-current liabilities		1	3
TOTAL LIABILITIES		17	34
TOTAL EQUITY (see Special Unconsolidated Statement of Changes in Equity)		10,260	9,605
TOTAL LIABILITIES AND EQUITY		10,277	9,639

The accompanying notes are an integral part of these special unconsolidated financial statements.

Baruki González
Chairman of the Board of Directors

1

SPECIAL UNCONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future cash dividends payments	Special reserve for IFRS implemen- tation	Other compre-hensive income	Retained earnings	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2016	53	15	108	15	(155)	180	7,000	204	294	1,891	9,605
Reserve for future cash dividends payments (3)	-	-	-	-	-	-	1,891	-	-	(1,891)	-
Dividends (4)	-	-	-	-	-	-	(380)	-	-	-	(380)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	950	950
Other comprehensive income	-	-	-	-	-	-	-	-	85	-	85
Total Comprehensive Income	-	-	-	-	-	-	-	-	85	950	1,035

Balances as of June 30, 2016	53	15	108	15	(155)	180	8,511	204	379	950	10,260

(1) As of June 30, 2016 all shares of common stock and Series “B” Preferred shares were issued and fully paid.
(2) See Note 3.f) – Significant accounting policies of these special unconsolidated financial statements.
(3) As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016.
(4) As approved by the Company’s Board of Directors Meeting held on April 29, 2016.

The accompanying notes are an integral part of these special unconsolidated financial statements.

Baruki González
Chairman of the Board of Directors

2

NOTES TO THE SPECIAL UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(In millions of Argentine pesos, except as otherwise indicated)

INDEX

		Page
	Glossary of terms	4
1	Purpose of the special unconsolidated financial statements	5
2	Basis of preparation of the special unconsolidated financial statements	5
3	Significant accounting policies	6
4	Breakdown of the main accounts of the special unconsolidated statements of financial position	9
5	Encumbered assets and other commitments	10
6	Equity	10
7	Related party balances	11
8	Restrictions on distribution of profits	12
9	Subsequent events to June 30, 2016	12

3

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission (see Regulatory Bodies).

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FINTECH: Fintech Telecom LLC, Sofora’s controlling company.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de Sociedades Comerciales): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “Ley General de Sociedades”.

Micro Sistemas: Micro Sistemas S.A.

NYSE: New York Stock Exchange.

Personal: Telecom Personal S.A.

Regulatory Bodies: Previously, the SC, the CNC and the AFTIC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications (see Regulatory Bodies).

SEC: Securities and Exchange Commission of the United States of America.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

4

NOTE 1 – PURPOSE OF THE SPECIAL UNCONSOLIDATED FINANCIAL STATEMENTS

These special unconsolidated financial statements have been approved by the Company’s Board of Directors on October 24, 2016 and were prepared for the purpose of making a distribution of provisional dividends to the Company’s shareholders pursuant to Section 224 of the LGS and the CNV regulations (Title II - Chapter III - Section IX) as amended. For this reason, use of these special unconsolidated financial statements may not be appropriate for other purposes and the accounting information does not include all the main statements and supplementary information required by the accounting standards and the CNV regulations.

NOTE 2 – BASIS OF PREPARATION OF THE SPECIAL UNCONSOLIDATED FINANCIAL STATEMENTS

a)	The Company operations

The bylaws state that the purpose of the Company is to invest in other companies, except for those activities regulated by the Law of Financial Entities No. 21,526.

b)	Basis of preparation

As required by the CNV for most of public companies, these special unconsolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) and in accordance with IFRS as issued by the IASB, as adopted by the CPCECABA. Given its specific purpose described in Note 1, these special unconsolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with generally accepted accounting principles and the regulations of the CNV.

So, they do not include the following statements: the Income Statement, the Statement of Comprehensive Income and the Statement of Cash Flows. The notes do not include all the information required by generally accepted accounting principles and the regulations of the CNV, nor are presented as supplementary information the consolidated financial statements of the Company with its subsidiary Telecom Argentina.

The preparation of these special unconsolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These special unconsolidated financial statements were prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These special unconsolidated financial statements are presented in millions of pesos, so the accounting balances have been rounded. The effect of the aforementioned rounding is non-material for the special unconsolidated financial statements taken as a whole.

c)	Special unconsolidated financial statement formats

The special unconsolidated financial statement formats adopted are consistent with IAS 1, In particular:

•	the special unconsolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;
•	the special unconsolidated statement of changes in equity has been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders.

5

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a)	Going concern

The special unconsolidated financial statements have been prepared on a going concern basis as there is a reasonable expectation that Nortel will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)	Financial instruments

b.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Investments in other short-term investments are carried at fair value.

Other receivables

Other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

b.2) Financial liabilities

Financial liabilities comprise trade payables, salaries and social security payables and certain other liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

6

c)	Equity investments in subsidiaries

Equity investments in Telecom Argentina, Personal and Micro Sistemas were valued using the equity method, based on separate financial statements at the end of each period/year which were prepared with similar accounting policies, as required by RT 26 (as amended by RT 29 and RT 43).

The Management of the Company is not aware of facts which modify the equity, financial position or results of these companies at June 30, 2016 since the date of approval of their financial statements, which have a significant impact on the valuation of equity investments at the date of issuance of these special unconsolidated financial statements.

For the valuation of its equity investment in these companies at June 30, 2016, the Company has considered their financial statements at June 30, 2016, which were approved in the respective Board Meetings held on August 9, 2016.

d)	Taxes payables

The Company is subject to different taxes and levies such as tax on deposits to and withdrawals from bank accounts, turnover taxes over financial income and income taxes, among others, that represent an expense for the Company. It is also subject to other taxes over its activities that generally do not represent an expense (tax on personal property – on behalf of shareholders).

The principal taxes that represent an expense for the Company are the following:

- Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the year comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the special unconsolidated financial statements.

The statutory income tax rate in Argentina is 35% for all years presented.

Changes in the Income Tax Law

Law No. 26,893 and Decree N 2,334/13 have incorporated amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of shares and dividend distributions.

·	Results derived from transfers of shares

The effective tax rate applicable for individuals is 15% (for local companies the applicable rate is 35%). Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when they are listed on stock exchange markets authorized by the CNV (as in the case of Telecom Argentina’s shares) and the gains are realized by individuals or undivided estates residents in Argentina.

When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

7

·	Dividend distributions

Dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina were subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continued to be not subject to income tax. Dividends distributed to nonresidents should be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders was subject to this broadened tax, except for those beneficiaries that were domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Nortel to Sofora) and regardless of, if applicable, the so called “Equalization Tax”.

Law No. 27,260 repealed the above mentioned provision, as a result of which, as from July 23, 2016 all dividends and profits, in cash or in any kind, made by companies and other entities established in the country (such as Nortel and Telecom Argentina), regardless their beneficiary, are not subject to the aforementioned withholding.

- Turnover tax

Under Argentine tax law, the companies are subject to a tax levied on revenues and other income. The Company is subject to this tax, levied on interest on other short-term investments at a rate of 5%.

e)	Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

f)	Acquisition of treasury shares of Telecom Argentina

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of June 30, 2016.

As of December 31, 2013, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

The Treasury Shares Acquisition Program, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013, finished on April 30, 2014. Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request an opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings of Telecom Argentina as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which, as of June 30, 2016 amounted to $3,191. On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina approved an additional 3 year extension for the disposal due date of treasury shares provided by Section 67 of Law No. 26,831.

8

NOTE	4 – BREAKDOWN OF THE MAIN ACCOUNTS OF THE SPECIAL UNCONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
CURRENT ASSETS	2016	2015
a) Cash and cash equivalents
Banks in foreign currency	14	13
Banks in local currency	1	1
Other short-term investments	35	53
	50	67
b) Other receivables
Tax on personal property – on behalf of shareholders	5	10
Prepaid expenses	5	-
Dividends receivable (Note 7.b)	723	-
	733	10
NON-CURRENT ASSETS
c) Other receivables
Tax on personal property – on behalf of shareholders	13	13
Tax credits	17	17
Subtotal	30	30
Allowance for doubtful accounts (tax on personal property)	(13)	(13)
Allowance for other tax credits	(17)	(17)
	-	-
d) Investments (*)
Telecom Argentina	9,493	9,561
Personal	1	1
	9,494	9,562

(*)

Telecom Argentina’s equity	17,074	17,194
Percentage of participation in capital stock of Telecom Argentina	55.60%	55.60%
Investments	9,493	9,561
Telecom Personal’s equity	10,276	10,082
Percentage of participation in capital stock of Telecom Personal	0.01%	0.01%
Investments	1	1
Financial statements used for the equity method:
Telecom Argentina
- Board of Directors’ approval date	08.09.2016	02.26.2016
- Date of Report of the Independent Accountants	08.09.2016	02.26.2016
- Audit scope	Limited review	Full audit
- Type of report	Without observations	Without observations
- Net income for the period/year	1,725	3,403
Personal
- Board of Directors’ approval date	08.09.2016	02.26.2016
- Date of Report of the Independent Accountants	08.09.2016	02.26.2016
- Audit scope	Limited review	Full audit
- Type of report	Without observations	Without observations
- Net income for the period/year	1,348	2,839

CURRENT LIABILITIES
e) Trade payables
For the acquisition of other assets and services	2	1
	2	1
f) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	1	1
	1	1
g) Income tax payables
Income tax payables	6	12
Income tax retentions and payments in advance	(3)	(1)
	3	11
h) Other taxes payables
Tax on personal property – on behalf of shareholders	5	10
	5	10
i) Other liabilities
Compensation for directors and members of the Supervisory Committee	5	8
	5	8
NON-CURRENT LIABILITIES
j) Deferred income tax liabilities
Investments valuation differences	1	3
	1	3

9

NOTE 5 - ENCUMBERED ASSETS AND OTHER COMMITMENTS

Pursuant to the terms and conditions for Class “B” preferred shares, the Company may not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding.

The Bidding Terms and Conditions for the privatization of the telecommunication service created obligations for both the Company and Telecom Argentina, non-fulfillment of which could in some cases lead to the subsidiary's license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the Regulatory Authority, which would proceed to sell the shares by public auction. Such obligations, among others, are as follows:

a)	not to reduce its participation in Telecom Argentina to less than 51% of the share capital without the authorization of the Regulatory Authority, which could lead to the subsidiary's license being revoked; and

b)	not to reduce the participation of the holders of common stock in the Company to less than 51% of the share capital with voting rights, without the authorization of the Regulatory Authority.

At the moment, all shares of common stock of Nortel belong to Sofora.

The Decree of Need and Urgency (“Decreto de Necesidad y Urgencia”) No. 267/2015 amended the requirement of prior authorization for changes of control included in the LAD, replacing it for a new set of rules in which the transfers of licenses and of shareholdings of licensee companies that imply a loss of control are deemed to have been made ad referendum of the ENACOM approval, must be notified to the Regulatory Authority within 30 business days of their closing and will be deemed tacitly approved if they have not been expressly rejected within 90 business days of such notification.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Bidding Terms and Conditions, excluding sub-sections h) and n).

NOTE 6 – EQUITY

Class "B" Preferred Shares are listed on the Mercado de Valores de Buenos Aires S.A. (Buenos Aires Securities Market). In addition, Morgan Guaranty Trust of New York, as depositary under the Deposit Agreement dated May 27, 1997 has issued ADSs (American Depositary Shares) representing rights over Class "B" Preferred Shares pursuant to the terms of the above mentioned Deposit Agreement.

The Class "B" Preferred Shares and the ADSs have been registered with the SEC and, as from June 16, 1997, the ADSs are listed on the NYSE. The ADSs are also listed on the Luxemburg Exchange since 1992.

(a) The Company’s capital stock

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.A. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones S.A.

Thus, all shares of common stock of Nortel belong to Sofora. As of June 30, 2016, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Class “B” preferred shares are subject to Argentine laws and to the jurisdiction of the City of Buenos Aires commercial courts.

10

The Terms of Issuance of Class “B” preferred shares provide, among other terms, that:

a)     Class “B” preferred shares are not redeemable.

b)    A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388.

c)     Holders of Class “B” preferred shares are entitled to attend the shareholders’ meetings of the Company but their attendance shall not be required to reach quorum and they shall not have the right to vote under any circumstances, except as specifically set forth in Section 6 of the Terms of Issuance, which provides that the Class “B” preferred shares shall have the right to vote only in the following circumstances: (i) lack of complete payment of Class “B” preferred dividends; ii) non-compliance with any of the obligations provided for in Section 9 of the Terms of Issuance; or iii) in any of the events specifically provided for in the LGS. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws, Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)    Class “B” preferred shares rank pari passu without any preference among them, and in case of winding up have priority with respect to the shares of common stock of Nortel.

The Company was admitted to the public offering regime on December 29, 1997, pursuant to CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company's Class "B" preferred shares.

NOTE 7 – RELATED PARTY BALANCES

a)	Controlling company

All shares of common stock of Nortel belong to Sofora. As of June 30, 2016 these shares represent 78.38% of Nortel’s capital stock.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of June 30, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina Inversiones S.A. (32%). Additionally, Fintech holds 18,086,059 Class B shares of Telecom Argentina, which represent 1.837% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and W de Argentina Inversiones S.A., as last amended on October 24, 2014 (“the New Shareholders’ Agreement”), Fintech Telecom LLC adhered as a party to the New Shareholders’ Agreement by means of execution of a Deed of Adherence, following its acquisition of 17% of Sofora’s capital stock. On March 8, 2016, as a result of its acquisition of 51% of Sofora’s shares, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

b)	Balances with related parties

CURRENT ASSETS	Type of related party	June 30,	December 31,
Dividends receivable		2016	2015
Telecom Argentina	Subsidiary	723	-
		723	-

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NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

1.	Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

Nortel reached the maximum amount of its Legal Reserve according to LGS provisions.

2.	Without prejudice to the application of the income tax referred to in Note 3.d), dividends and other profits paid in cash or in kind by companies and other entities organized in the country exceeding the accumulated earnings as of the year-end immediately prior to the date of such payment or distribution (and determined based on the Income Tax Law), shall be subject to a withholding tax of 35% over such excess as sole and final payment ("Equalization Tax").

For purposes of the above, the earnings to be considered each fiscal year will be those resulting from (i) subtracting the income tax paid each fiscal year(s) on those earnings, or their pro-rata portion thereof, pursuant to the general rules of the Income Tax Law, and (ii) adding the dividends or other profits distributed by other Argentine corporate taxpayers that are not taxable for purposes of assessing such earnings in those fiscal years.

Pursuant to the above mentioned rules, dividend payments made by the Company have not been reached by the Equalization Tax.

NOTE 9 –SUBSEQUENT EVENTS TO JUNE 30, 2016

1. Cash dividends from Telecom Argentina

Telecom Argentina’s Board of Directors, at its meeting held on August 9, 2016, made available to its shareholders a cash dividend of $1,300 (of which $723 corresponded to the Company) as from August 26, 2016.

2. Cash dividends from Nortel

The Company’s Board of Directors, at its meeting held on August 9, 2016, resolved to deduct an amount of $172 from its “Voluntary reserve for future cash dividends payments” and made it available to the shareholders since August 30, 2016 as cash dividends.

As of the date of issuance of these special unconsolidated financial statements, Cash and cash equivalents amounts to approximately $604 (unaudited).

3. Cash dividends in advance

For purposes of approving a distribution of provisional cash dividends corresponding to the net income for the six-month period ended June 30, 2016, the Company’s Board of Directors approved the hiring of Price Waterhouse & Co. S.R.L. - for the performance of a full audit of these special unconsolidated financial statements.

The work of the independent external auditors required the performance of their audit procedures in Nortel and their extension to Nortel’s direct controlled company, Telecom Argentina, and its indirect controlled company, Personal, as of June 30, 2016. The costs of this audit were accrued and included in these special unconsolidated financial statements.

On October 24, 2016 the Company’s Board of Directors approved the payment of provisional cash dividends in an amount of $540 corresponding to the net income for the six-month period ended June 30, 2016, based on these special unconsolidated financial statements.

Baruki González
Chairman of the Board of Directors

12

"Free translation from the original in Spanish for publication in Argentina"

INDEPENDENT AUDITOR'S REPORT

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50, 11th Floor.

City of Buenos Aires

Tax Code No. 30-64389741-1

Report on special unconsolidated financial statements

We have audited the accompanying special unconsolidated financial statements of Nortel Inversora S.A. (“Nortel” or the “Company”), which comprise the special unconsolidated statement of financial position as of June 30, 2016, and the special unconsolidated statement of changes in equity for the six month period then ended, as well as a summary of the most significant accounting policies and other explanatory information.

The balances and other information corresponding to the year 2015 are an integral part of the special audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management's Responsibility

The Board of Directors of the Company is responsible for the preparation and reasonable presentation of these special unconsolidated financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV), as approved by the International Accounting Standards Board (IASB). Further, the Board of Directors is responsible for the existence of adequate internal control to prepare special unconsolidated financial statements free of any material misstatements due to error or irregularities.

Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying special unconsolidated financial statements, based on our audit. We performed our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Pronouncement No. 32 of the FACPCE, as approved by the International Auditing and Assurance Standards Board (IAASB) and they require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the special unconsolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and other information disclosed in the special unconsolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the special unconsolidated financial statements due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and reasonable presentation of the special unconsolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company's management, as well as evaluating the overall presentation of the special unconsolidated financial statements.

We believe that the judgmental elements we have obtained provides a sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the special unconsolidated financial statements mentioned in the first paragraph of this report present fairly, in all material respects, the unconsolidated financial position of Nortel Inversora S.A. as of June 30, 2016, in conformity with International Financial Reporting Standards.

Other matter

Without modifying our opinion, we draw to users’ attention the fact that the special unconsolidated financial statements mentioned in the first paragraph of this report do not comprise a full set of financial statements of the Company prepared in accordance with International Financial Reporting Standards, due to the special purpose described in note 1 of the special unconsolidated financial statements.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Nortel, that:

a)	the special unconsolidated financial statements of Nortel are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the special unconsolidated financial statements of Nortel are derived from accounting records kept in their formal respects in conformity with legal provisions, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	as of June 30, 2016, the debt of Nortel accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $161,136.60 and was not due at that date.

d)	we have applied the procedures regarding prevention of money laundering and terrorist financing for Nortel, foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

City of Buenos Aires, October 24, 2016

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Vº 1 Fº 17
Marcelo D. Pfaff Public Accountant (UBA) C.P.C.E.C.A.B.A. V° 156 F° 84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 27, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations